

August 5, 2010

By U.S. Mail and Facsimile to: (716) 819-5149

Michael W. Harrington
Chief Financial Officer
First Niagara Financial Group, Inc.
726 Exchange Street, Suite 618
Buffalo, NY 14210

>   **Re: First Niagara Financial Group, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed February 26, 2010**
>   **File No. 000-23975**

Dear Mr. Harrington:

        We have reviewed your response filed with the Commission on July 6, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Business

Lending Activities, Allowances for Credit Losses, page 9

1.   We note your response to comment 1 in our letter dated June 16, 2010, and your proposed disclosures to be included in future filings. With respect to collateral dependent loans that are deemed to be impaired, clarify how these loans are consistently evaluated, at the end of every reporting period, based upon the fair value of appraisals when the appraisals are ordered every 18-24 months and you do not utilize alternative valuation methods for these loans.

2.   We further note in the second to last paragraph of your proposed disclosure contained in your response to comment 1 in our letter dated June 16, 2010, you state that in circumstances where receipt of an appraisal is pending at a quarter-end, your analysis of your allowance for credit losses will include an estimate of the collateral value based upon the best information available. In light of the fact that there is a significant interval between the ordering of appraisals, please expand your disclosure to include the following:

- Discuss whether you apply any discounts on collateral values received through prior appraisals, and if so what those are, how they are determined based on updated information received, and if there are any triggers that would result in your ordering a reappraisal prior to the 18-24 month period cited in your response;
- An enhanced discussion of your process and procedures for determining the fair value of the collateral in the absence of updated appraisals, including how alternative information received is considered and factored in the determination of the fair value until the subsequent appraisal is received;
- Whether this analysis includes collateral dependent loans that are impaired, and if so, compare and contrast with your statement that you do not utilize alternative valuation methods for collateral dependent loans.

Allowance for Credit Loss and Nonperforming Assets, page 40

3.   We note your response to comment 5 in our letter dated June 16, 2010. Please revise future filings to specifically disclose why the referred to non-GAAP measure provides for a more meaningful disclosure and aids in comparison to your peers.

4.   Similarly and as it relates to your response to comment 6, please revise future filings to define what you consider to be potential problem loans.

Certain Relationships and Related Transactions, and Director Independence, page 108

Transactions with Certain Related Persons, page 14 of Definitive Proxy Statement on Schedule 14A

5.   We note your response to comment 13 in our letter dated June 16, 2010. The staff believes that Items 402 and 404 are separate and independent, and registrants must respond to both items. Therefore, please amend your Form 10-K to include the information required by Item 404(a) of Regulation S-K for the mortgage loans in question. Please also confirm that, in addition to the information regarding these loans that you have provided in your response, you will disclose the interest rates on each of the loans as required by Item 404(a)(5) of Regulation S-K.

Closing Comments

You may contact Amit Pande, Accounting Branch Chief, at (202) 551-3423 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3418 with any other questions.

Sincerely,

William Friar
Senior Financial Analyst